Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

                                                                                                July 26, 2005

BY HAND AND BY EDGAR

Jennifer Hardy

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Hexcel Corporation
Registration Statement on Form S-3 (File No. 333-126511)

Dear Ms. Hardy:

                                On behalf of Hexcel Corporation, a Delaware corporation  (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-3 filed with the Commission on July 11, 2005.

                                The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 21, 2005 (the “Comment Letter”).  The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

                                Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined herein have the meanings given in the Registration Statement.  All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Form S-3

Principal and Selling Stockholders, page 43

1.                                      Please disclose how the selling security holders received the shares to be offered for resale and any material relationship that the selling security holders have had with your company over the last three years.  Alternatively, please provide cross references to this information.  See Item 507 of Regulation S-K.

The disclosure on page 44 of the Registration Statement has been revised in response to the Staff’s Comment.

2.                                      With respect to each selling security holder that is not a natural person, please disclose the natural persons with dispositive voting or investment control of it.

The disclosure on page 46 of the Registration Statement has been revised in response to the Staff’s Comment.

Underwriting, page 66

3.                                      Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the registered shares and provide us with a description of their procedures.  If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures.  Please also briefly describe any electronic distribution in this section.

In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

The Company has been informed by the representatives of the underwriters that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activity will be conducted in accordance with procedures previously reviewed by the Staff. If the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, we will promptly supplement this response to identify those members and either provide a description of their procedures or confirm that their procedures have previously been reviewed by the Staff.

In order to alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the Internet, the representatives of the underwriters have indicated to the Company that they will include the following language in a communication to potential syndicate members: “Online distribution of common stock of Hexcel Corporation may only be made pursuant to the procedures for such distributions previously reviewed by the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed by the Securities and Exchange Commission.”

Consistent with the procedure, the following language is included in the “Underwriting” section of the Prospectus: “A prospectus in electronic format may be made available on the website maintained by one or more of the joint book-running managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters that may make Internet distributions on the same basis as other allocations.”

4.                                      Please advise us as to whether your company, the selling security holders and/or the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet.  If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement .  Please provide us with copies of all information concerning your company or the prospectus that appeared or will appear on this website.  If your company, a selling security holder or an underwriter subsequently enters into any arrangement, please promptly supplement your response.

Goldman, Sachs & Co. has informed the Company that it expects to post the road show presentation on YahooNet Road Show, a password protected website, and YahooNet Road Show has informed Goldman, Sachs & Co. that it will post such road show presentation in accordance with applicable no-action letters. Goldman, Sachs & Co. is a party to a master Roadshow Agreement with Net Roadshow, Inc., now known as YahooNet Road Show. Goldman, Sachs & Co. has previously provided the Staff supplementally with a copy of this agreement pursuant to Rule 418 under the Securities Act of 1933, as amended. In a telephone conversation on July 22, 2005, Andrew P. Schoeffler indicated that we will not need to provide the Staff with another copy of this agreement in connection with this Comment. We will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

5.                                      We note that the representatives of the underwriters may consent to the release of shares from the lock-up agreements.  If there is a current intention to release shares, please discuss this.  Please also describe the factors the representatives may be likely to consider in determining to release shares.

The disclosure on page 68 of the Registration Statement has been revised in response to the Staff’s Comment.

Part II — Information Not Required in Prospectus, page II-1.

Item 17. Undertakings, page II-3

6.                                      Please disclose the undertaking required by Item 512(i) of Regulation S-K.

The disclosure on page II-3 of the Registration Statement has been revised in response to the Staff’s Comment.

*              *              *              *

                                If you have any questions concerning the enclosed materials, please contact Byron Dailey at (212) 735-3509 or the undersigned at (212) 735-7886.

Very truly yours,

/s/ Thomas W. Greenberg

cc:	Hexcel Corporation
David E. Berges
Stephen C. Forsyth
Ira J. Krakower, Esq.